Exhibit 99.1

Mountain Province Diamonds Operating Partner De Beers Confirms Gahcho Kué Permitting on Schedule

Preparations for development underway

Financing discussions progressing

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, Aug. 7, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to confirm that joint venture operating partner, De Beers Canada Inc. ("De Beers") has reported that the permitting of the Gahcho Kué diamond project is progressing on schedule. The 24-month environmental review is nearing completion with the final hearing scheduled in approximately four months.

Commenting, Mountain Province President and CEO, Patrick Evans, said: "Excellent progress is being made. All the participants in the environmental review have been focused on ensuring that the Gahcho Kué diamond mine meets the highest possible social and environmental standards".

The Gahcho Kué project, which is the world's largest and richest new diamond mine, is currently the subject of an environmental impact review (EIR) being managed by the Mackenzie Valley Environmental Impact Review Board based in Yellowknife, Northwest Territories.

Mountain Province is also pleased to announce that preparations for development under the Advance Program are also progressing on schedule. The Gahcho Kué joint venture partners approved an initial capital allocation of C$31.3M in June, 2012, for:

1.     Construction and operating permit applications;

2.     Front-end engineering and design (FEED);

3.     Preparations and procurement for the 2013 winter road;

4.     Detailed engineering;

5.     Purchase of critical long-lead equipment; and

6.     Feasibility study update.

Finally, Mountain Province today announced that good progress is being made with the arrangement of the Company's 49 percent share of the Gahcho Kué capital budget, which is estimated at approximately C$300M, inclusive of working capital. Mountain Province has received multiple proposals for project financing, off-take financing and a variety of other instruments which, if successfully concluded, would enable to the Company to substantially meet its capital requirements.

Mr. Evans commented: "We are gratified by the strong interest we have received from major participants in global mining finance. This reflects the robust economics of Gahcho Kué as well as the strength and experience of our operating partner; majority owned by Anglo American, one of the world's largest diversified mining companies. As we consider the financing options available to us we will be keenly focused on minimizing shareholder dilution which could result from conventional equity issues. The interests of our longstanding shareholders will be paramount as we continue to explore financing options".

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About Mountain Province Diamonds

Located in the heart of Canada's diamond district, Gahcho Kué is the world's largest and richest new diamond mine development. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. A March 2012 independent valuation estimates the actual value of the Gahcho Kué diamonds at $186 per carat. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geol. who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1
Phone: (416) 361-3562
E-mail: info@mountainprovince.com
www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 07-AUG-12